

October 2, 2013

<u>Via E-mail</u>
William C. Mills III
Chairman and Interim Chief Executive Officer
Stereotaxis, Inc.
4320 Forest Park Avenue, Suite 100
St. Louis, MO 63108

      Re: Stereotaxis, Inc.
             Registration Statement on Form S-1
             Filed September 9, 2013
             File No. 333-191054

Dear Mr. Mills:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Certain Material U.S. Federal Income Tax Consequences, page 32</u>

1.   Please file a tax opinion in accordance with Regulation S-K, Item 601(b)(8). Refer to section III.A.2 of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

2.   The heading to this section indicates that the disclosure addresses "certain" material tax consequences. Please revise the heading to remove any implication that your disclosures address some but not all material tax consequences.

3.	Investors are entitled to rely on the opinion and therefore it is inappropriate to indicate that it is provided "for general information only." Refer to section III.D.1 of Staff Legal Bulletin No. 19 and revise accordingly.

Receipt of Subscription Rights, page 33

4.	Your disclosure on page 34 indicates that stockholders should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of the subscription rights. Whenever possible, you must state unequivocally the tax consequences of the transaction, not merely what the consequences "should" be. In each circumstance where counsel is not able to opine on a material tax matter, please say so directly and disclose why you are not able to provide the disclosure. Please revise your disclosure accordingly and also revise your disclosures on pages 5 and 17, as applicable.

Tax Basis in the Subscription Rights, page 34

5.	To the extent that counsel is not able to opine on a material tax matter, please say so directly. Please also revise to explain why you do not intend to obtain an appraisal of the subscription rights following distribution of the subscription rights. Also, add risk factor disclosure concerning the uncertainty and provide prominent disclosure of the tax consequences in your "Questions and Answers" section.

6.	Your disclosure indicates that the valuation of the subscription rights could impact stockholders' basis in their existing common shares. Accordingly, please revise the heading for this subsection to clarify that the consequences of the distribution also impact stockholders' basis in their existing shares.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Todd M. Kaye, Esq. – Bryan Cave LLP